SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	March	2014
Commission File Number	001-31395

Sonde Resources Corp.
(Translation of registrant’s name into English)

Suite 3100, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News Release, dated March 27, 2014

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the Registrant, which was filed with the Securities and Exchange Commission on August 12, 2011 (File No. 333-176261).

For Immediate Release	March 27, 2014

SONDE RESOURCES CORP. PROVIDES 2013 FINANCIAL AND OPERATING RESULTS AND ANNOUNCES
REVITALIZED JOINT OIL BLOCK MARKETING CAMPAIGN

CALGARY, ALBERTA - (Marketwired - March 27, 2014) - Sonde Resources Corp. ("Sonde" or the "Company") (TSXV: SOQ) (NYSE MKT: SOQ) announced today the release of its financial and operating results for the year ended December 31, 2013. The Company's Annual Information Form, Management's Discussion and Analysis and Financial Statements for the year ended December 31, 2013 can be viewed on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and on the Securities and Exchange Commission's Electronic Document Gathering and Retrieval System (EDGAR) at www.sec.gov. Shareholders have the ability to receive a hard copy of the Company's complete annual financial statements free of charge upon request.

Sonde will be hosting a conference call on Friday, March 28, 2014 at 1:30 p.m. MDT to provide a report on the Company's 2013 financial and operating results. Mr. Rene P. Beaumier, Chief Financial Officer, will host the call. All interested parties may join the call by dialing 416-340-2216 or 866-223-7781. Please dial-in 15 minutes prior to the call to secure a line. The conference call will be archived for replay on the Sonde website within 72 hours of this conference call.

Message to Shareholders from Toufic Nassif, President and Chief Executive Officer

"Overall, the events of 2013 continued to solidify Sonde's position in North Africa and build toward realizing the potential of the Joint Oil Block. We are particularly encouraged by the partnership that Sonde has developed with Joint Oil, which forms the foundation for long term value for both Joint Oil and Sonde's shareholders.

Sonde is now a focused and streamlined North Africa pure exploration and development play with a clearly defined objective - the exploration and development of the Joint Oil Block. The divestiture of substantially all of the Company's Western Canadian assets has provided Sonde with the initial capital and focus to advance the preparation for the drilling of Fisal, to further define the Hadaf exploration prospect, to actively pursue a strategic partner to develop the significant Zarat field and to ultimately realize the exploration potential of the Joint Oil Block.

During the fourth quarter of 2013, Sonde completed the acquisition of 200 square kilometers of 3D seismic covering the Hadaf prospect in Libyan waters. The data is currently being processed and we expect to have it completed by mid-April 2014. Interpretation of the processed data will commence immediately thereafter.

We look forward to drilling the Fisal-1 exploration well during 2014 to further de-risk the Joint Oil Block exploration plays and to provide a value proposition to our shareholders and potential partners. While we continue to face a number of challenges and risks, we strongly believe that the combination of the Zarat development and the world class opportunities presented by the Fisal, Hadaf and Siraj exploration prospects will attract the interest of a partner, which will in turn provide greater value to Sonde's shareholders."

Marketing of the Joint Oil Block

Sonde has retained Taylor-DeJongh, Inc. (“Taylor-DeJongh”) to initiate a process to explore and evaluate potential strategic alternatives to enhance shareholder value with regard to the Joint Oil Block. As financial advisor to the Board of Directors of Sonde, Taylor-DeJongh is assisting in the process of analyzing and evaluating prospects and options available to the Company.

Taylor-DeJongh is an independent investment banking firm providing strategic, project finance and M&A advisory services for oil & gas, conventional and renewable power, industrial and infrastructure clients globally. For over 30 years, the firm has successfully advised on the development and structuring of US$250 billion worth of debt and equity investments in more than 110 countries. Taylor-DeJongh is globally respected for its expertise in project finance advisory and is consistently ranked among the top global financial institutions for energy finance advisory.

The firm’s principals bring extensive experience in corporate finance, capital raising, recapitalizations and M&A transactions to clients’ energy and infrastructure businesses worldwide. The firm’s principals are located in Washington D.C., London and Paris, with an associated office in Dubai.

North Africa Update

There was significant progress made with respect to the Joint Oil Block in 2013, primarily related to the following issues:

•
Drilling Rig Availability - Sonde has been working through a rig consortium, composed of various operators in Tunisia under the auspices of ETAP, the Tunisian National Oil Company, to secure a slot in a rig program for drilling Fisal by the end of November 2014 as agreed with Joint Oil. Current discussions are focusing on securing the first slot of the rig that an operator is bringing into Tunisia in mid-August 2014. Sonde remains optimistic that with the help of ETAP and Joint Oil the Company will be able to secure the slot to drill Fisal as scheduled.

•
Unitization and Plan of Development - The DGE (Tunisian Direction Generale de L’Energie) requested that the parties involved in the Zarat development submit to the DGE, for review and approval, the final draft of the Unitization Agreement by the first week of October 2013 and the Unit Plan of Development no later than December 31, 2013. Working with Joint Oil and ETAP, the Company finalized the draft Unitization Agreement and submitted it to the DGE before the deadline. The Company also proposed a new plan of development for Zarat that will allow for the re-injection of produced gases into the reservoir. This will allow for a more cost effective development and the expedited receipt of liquids sales proceeds. Working with Joint Oil the Company submitted the Unit Plan of Development to the DGE prior to December 31, 2013.

•
Exploratory Well Obligations - On December 24, 2012 the Company received an extension of the first phase of the exploration period under the EPSA to December 23, 2015 and on December 20, 2013 received an extension to November 30, 2014 on drilling the first exploratory well, Fisal-1.

•
The Inert and Acid Gas Initiative - The first phase of the Inert and Acid Gas Initiative study has been completed and work on the second phase is near completion. In addition to the work that the consortium is completing to find a global solution for inert and acid gas in the Gulf of Gabes, the potential negative impact of the presence of high inerts in the Zarat Field has been significantly decreased due to the proposed plan of development discussed above, which contemplates the re-injection of produced inert and acid gas into the reservoir for the first seven years.

Western Canada Update
On January 9, 2013, Sonde announced that it had initiated a process to explore and evaluate potential strategic alternatives to enhance shareholder value with regard to Sonde’s Western Canadian production and exploratory acreage. As a result of the strategic alternatives process, the following transactions were undertaken by the Company during 2013.

During the year ended December 31, 2013 the Company sold 45,671 net acres of undeveloped land in the Montney play and 44,094 acres of undeveloped land in the Duvernay play, both in Central Alberta, to an unrelated third party. This land was classified as exploration and evaluation assets and had a net book value of $2.6 million. In addition, the Company sold related property, plant and equipment associated with the Montney play, with a net book value of $5.9 million, to the same unrelated third party. These assets were sold for total proceeds of $6.1 million, resulting in a loss on disposition of $2.4 million.

On December 31, 2013 the Company completed the previously announced Plan of Arrangement with Marquee Energy Ltd. ("Marquee") whereby Marquee acquired substantially all of the Western Canadian assets of Sonde, including all of Sonde's Southern Alberta properties and all of Sonde's reserves, for consideration of $15 million in cash and 21,182,492 common shares of Marquee ("the Marquee Transaction"). The Marquee Transaction resulted in a loss on disposition of $30.9 million. As a step in the Marquee Transaction, the common shares of Marquee received by Sonde were distributed to Sonde's shareholders, resulting in a reduction to share capital of $16.9 million, and all outstanding common shares were consolidated on a 0.9 for 1 basis.

As a result of the Marquee Transaction, the Company no longer has production or revenue from operations in Western Canada. The Company’s remaining Western Canadian oil and gas assets are primarily prospective undeveloped land positions in the Duvernay (44,021 acres net) and Wabamun (53,489 acres net) plays in West Central and Northern Alberta.

2013 Financial Highlights

Twelve months ended December 31	2013	2012	2011
Petroleum & natural gas sales (1)	24,735	24,896	34,592
Net loss from continuing operations (2)	(20,189)	(31,974)	(43,475)
Net loss from continuing operations per share – basic and diluted (2) (3)	(0.36)	(0.57)	(0.77)
Net (loss) income (4)	(54,075)	21,483	(40,571)
Net (loss) income per share – basic and diluted (4)	(0.96)	0.38	(0.72)
Funds from (used for) operations (4) (5)	1,294	(1,317)	7,597
Funds from (used for) operations per share – basic and diluted (4) (5)	0.02	(0.02)	0.14
Total assets (4)	94,508	186,486	186,887
Total non-current financial liabilities (4) (6)	1,332	29,972	26,344
Working capital surplus (deficit) as at December 31, 2013 (4)	30,426	17,187	(20,907)

(1)
Petroleum and natural gas sales and realized gains on financial instruments net of royalties and transportation. All petroleum and natural gas sales, realized gains on financial instruments , royalties and transportation relate to discontinued operations.

(2)
2011 net loss from continuing operations and net loss from continuing operations per share - basic and diluted have not been updated to reflect the completion of the Marquee Transaction and therefore include income and loss attributed to operations that have been subsequently discontinued.

(3)	All per share amounts presented in this table were calculated using the number of common shares outstanding on a post 0.9 for 1 consolidation basis (56,071,313 common shares).

(4)	Includes both continuing operations and discontinued operations.

(5)	Non-IFRS measures.

(6)	Decommissioning provision.

The Company's financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business and does not reflect adjustments that would otherwise be necessary if the going concern assumption was not valid. For the year ended December 31, 2013, the Company had operating losses of $20.6 million (2012 - $31.4 million). As at December 31, 2013, the Company had an accumulated deficit of $309.6 million.

As described above, during December 2013 the Company sold all of its revenue generating assets and as such has no source of revenue as of December 31, 2013. Management believes that the going concern assumption is appropriate for the Company's financial statements; however, there are significant uncertainties that cast substantial doubt over the Company’s ability to continue as a going concern. If this assumption is not appropriate, adjustments to the carrying amounts of assets and liabilities, revenues and expenses and the statement of financial position classifications used may be necessary and these adjustments could be material.

Sonde Resources Corp. is a Calgary, Alberta, Canada based energy company engaged in the exploration and development of oil and natural gas. Its operations are located offshore North Africa and in Western Canada. See Sonde’s website at www.sonderesources.com to review further detail on Sonde’s operations.

Non-IFRS Measures - This document contains references to funds from (used for) operations and funds from (used for) operations per share, which are not defined under IFRS as issued by the International Accounting Standards Board and are therefore non-IFRS financial measures that do not have any standardized meaning prescribed by IFRS and are, therefore, unlikely to be comparable to similar measures presented by other issuers. Management of the Company believes funds from (used for) operations and funds from (used for) operations per share are relevant indicators of the Company’s financial performance and ability to fund future capital expenditures.

Funds from (used for) operations should not be considered an alternative to or more meaningful than cash flow from operating activities, as determined in accordance with IFRS, as an indicator of the Company's performance. In our 2013 annual MD&A, a reconciliation has been prepared of funds from (used for) operations to cash flow from operating activities, the most comparable measure calculated in accordance with IFRS.

Forward Looking Information - This news release contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements include, among others, the timing of the receipt of 3D seismic data covering the Hadaf prospect, those concerning the ability to secure a partner for the Company's North Africa assets, the results of the Inert and Acid Gas Initiative, the ability to secure a drilling rig in North Africa to meet the Company's obligation to drill the Fisal-1 exploratory well by November 30, 2014, the ability to fund the Fisal-1 exploratory well, the pending approval of the Unitization and Unit Plan of Development, de-risking the Joint Oil Block and the potential of the Company's undeveloped Western Canadian land.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, market and operating conditions, the availability of rigs to drill Fisal-1, plans for and results of exploration and development activities, availability of capital, capital and other expenditures and timing for receipt of governmental approvals related to the North Africa assets and the ability of the Company to negotiate acceptable terms for such approval.

Actual results could differ materially due to a number of factors, including, without limitation, changes in market conditions, operational risks in development and exploration, and commodity price volatility; the availability of drilling rigs and personnel in North Africa; the uncertainty of reserve estimates; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of estimates and projections in relation to production; volatility in the capital markets and changes in the availability of capital generally; risks in conducting foreign operations, including political and fiscal instability and the possibility of civil unrest or military action; changes in government policies or laws; risk that government approvals may be delayed or withheld; and commercial risks.

Additional assumptions and risks relating to the Company and its business and affairs, including assumptions and risks relating to the estimation of reserves, are set out in detail in the Company’s AIF, available on SEDAR at www.sedar.com, and the Corporation's annual report on Form 40-F on file with the U.S. Securities and Exchange Commission. Although management believes that the expectations reflected in the forward-looking information or forward-looking statements are reasonable, prospective investors should not place undue reliance on forward-looking information or forward-looking statements because Sonde can provide no assurance those expectations will prove to be correct. Sonde bases its forward-looking statements and forward-looking information on information currently available and does not assume any obligation to update the forward-looking information or forward-looking statements unless required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact Information:

Sonde Resources Corp.
Suite 3100, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6

Rene Beaumier, Chief Financial Officer
Phone: (403) 503-7931
Fax: (403) 216-2374
www.sonderesources.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sonde Resources Corp.
(Registrant)

Date:	March 27, 2014	By:	/s/ Rene P. Beaumier

	Name & Title:		Rene P. Beaumier, Chief Financial Officer